Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Cipher Pharmaceuticals Inc.

5650 Tomken Rd., Unit 16

Mississauga, Ontario L4W 4P1

2.	Date of Material Change:

April 13, 2015.

3.	News Release:

A news release was issued and disseminated on April 13, 2015 through CNW. A copy of the news release is attached hereto as Schedule “A”.

4.	Summary of Material Change:

On June April 13, 2015 Cipher Pharmaceuticals Inc. (“Corporation”) announced that it had acquired Innocutis Holdings LLC (“Innocutis”), a privately held specialty dermatology company, for US$45.5 million in cash paid on closing. The acquisition also includes additional Innocutis management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets.

In connection with the acquisition of Innocutis, Cipher closed a private offering of US$100 million aggregate principal amount Senior Secured Notes due 2020 (the “Notes”), provided by investment funds managed by Athyrium Capital Management (together, “Athyrium”). The Corporation received an initial drawdown of US$40 million, which was used to fund the majority of the upfront purchase price of Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum and are secured by assets of the Corporation and its subsidiaries, subject to certain exceptions. The remaining balance of the Notes will be made available, subject to certain conditions, to finance future acquisitions. In connection with the private placement of Notes, Cipher issued Athyrium 600,000 common share purchase warrants exercisable within seven years of issuance at US$9.22 per common share.

5.	Full Description of Material Change:

Please see the news release attached hereto as Schedule “A”.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact:

Norm Evans

Chief Financial Officer

Cipher Pharmaceuticals

(905) 602-5840 ext 323

(905) 602-0628 fax

nevans@cipherpharma.com

9.	Date of Report:

April 23, 2015

SCHEDULE “A”

News Release

(See attached)

NEWS RELEASE

Cipher Pharmaceuticals announces U.S. commercial entry through acquisition of INNOCUTIS

4/13/2015

•    Accelerates development of a leading North American dermatology company

•    Adds U.S. commercial infrastructure for our acquisition/in-licensing activities

•    Raises US$100 million Senior Notes to finance acquisition and future growth

MISSISSAUGA, ON, April 13, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that it has acquired INNOCUTIS Holdings LLC ("INNOCUTIS"), a privately held specialty dermatology company, for US$45.5 million in cash. All financial references are in U.S. dollars unless otherwise noted.

"This acquisition marks our commercial entry to the U.S. market and represents an important step toward our goal of creating a leading North American dermatology business," said Shawn O'Brien, President and Chief Executive Officer of Cipher. "INNOCUTIS provides us with commercial infrastructure, revenue-generating branded prescription products, and a talented team, including a 31-person salesforce that shares our customer-focused philosophy. We see excellent opportunity to drive increased sales and profitability by growing their current branded prescription products, led by Sitavig®, and adding new products to the portfolio, including our recently acquired PruridexinTM and DermadexinTM."

"Today's transaction marks the start of a new chapter as part of the Cipher organization, as well as the opportunity to participate in the significant upside potential of the combined company," said Joe Pecora, President and CEO of INNOCUTIS. "We are combining with a partner that is ideally suited to realize the full potential inherent in Sitavig, a treatment breakthrough for herpes labialis. The product was recently launched in the U.S. and will be filed in Canada in 2016. Together with Cipher, we are poised to extend the INNOCUTIS growth story not only in the US but also in Canada with an unwavering focus on exceeding the expectations of patients and the medical specialists who treat them. I am thankful for the hard work and dedication of our employees, and I'm confident they will make many valuable contributions to the combined company. Looking to the immediate future, all of us at INNOCUTIS are excited to work closely with the Cipher team to ensure a smooth transition."

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Mr. O'Brien added, "With five transactions since the start of 2015, we are executing on our growth strategy and continue to be highly active on the business development front."

Transaction Details and Financing

For the 12 months ended December 31, 2014, INNOCUTIS recorded approximately US$10.1 million in net product revenue. Cipher expects the acquisition to be accretive to earnings per share within two years, consistent with management's stated objective.

Consideration for the acquisition is US$45.5 million in cash to be paid on closing. The agreement also includes additional INNOCUTIS management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets.

Cipher has closed on a private offering of US$100 million in aggregate principal amount of Senior Secured Notes due 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the upfront purchase price for INNOCUTIS. The remaining balance of the Notes will be made available, subject to certain conditions, to finance future acquisitions. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. In connection with the offering, Cipher has issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at US$9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing converted to US dollars) and expire seven years following issuance.

Piper Jaffray served as exclusive placement agent in connection with the financing.

Cipher plans to file a Business Acquisition Report (as defined in National Instrument 51-102) in due course.

Cipher has prepared a presentation with additional background on INNOCUTIS and the strategic benefits of this transaction. The presentation can be viewed at www.cipherpharma.com.

Growth Strategy Execution

Since the beginning of 2015, Cipher has completed five transactions and made substantial progress on its three-pronged growth strategy:

1)	Acquire dermatology companies and/or products in the U.S. and establish commercial infrastructure.

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•	Acquired INNOCUTIS, establishing Cipher's commercial presence in the U.S. dermatology market.

•	Acquired worldwide rights to three products focused on inflammatory dermatological diseases (Dermadexin, Pruridexin, and ASF-1096) from Astion Pharma. Cipher's commercialization efforts will focus on the U.S. initially.

2)	Expand Canadian dermatology franchise.

•	Licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo.

•	Announced that Beteflam Patch has been accepted for review by Health Canada.

•	Licensed the Canadian distribution rights to CF-101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis.

3)	Acquire potentially transformative technology that can be commercialized efficiently.

•	Acquired seven pre-clinical compounds for the treatment of melanoma, skin cancer and other cancers from Melanovus Oncology Inc.

About INNOCUTIS

INNOCUTIS is a pharmaceutical company specializing in the development and commercialization of therapies focused on medical treatment of dermatological conditions. INNOCUTIS' current portfolio of products consists of established branded prescriptions. INNOCUTIS believes its focus on medical dermatology sets it apart as a company that understands the growing needs of the dermatology specialty. The company's commitment is to be "best-in-class" in skin-related therapies, providing clinicians with improved solutions for the management of daily challenges experienced in their practice.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed five transactions in 2015, including the acquisition of Innocutis and its three branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as AbsoricaTM in the United States and Epuris® in Canada. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

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About Athyrium

Athyrium Capital Management, LP ("Athyrium") is a specialized asset management company formed in 2008 to focus on investment opportunities in the global healthcare sector. As of December 31, 2014, Athyrium had over $1 billion of assets under management. The Athyrium team has substantial investment experience in the healthcare sector across a wide range of asset classes including public equity, private equity, fixed income, royalties, and other structured securities. Athyrium invests across all healthcare verticals including biopharma, medical devices and products, and healthcare focused services. The team partners with management teams to implement creative financing solutions to companies' capital needs. For more information, please visit www.athyrium.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on three products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of our products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

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SOURCE Cipher Pharmaceuticals Inc.

Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257,

lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

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